02 MAY 29 AM 10: 2?

Morgan

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
824
rgancrucible.com

02034412

22nd May 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Tracey Bigmore
Manager, Company Secretariat

Enclosure

dlw 5/29

THIS DOCUMENT IS IMPORTANT AND NEEDS YOUR IMMEDIATE ATTENTION. If you are in any *doubt as to the action you should take with regard to this document, you are recommended to* seek your own personal financial advice from your stockbroker, solicitor, accountant or other professional independent adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all your shares in The Morgan Crucible Company plc you should send this document, together with the accompanying proxy form(s) to the stockbroker or agent through whom you made the sale or transfer for transmission to the purchaser or transferee.

Morgan

THE MORGAN CRUCIBLE COMPANY PLC

ANNUAL GENERAL MEETING

SEPARATE CLASS MEETING OF THE HOLDERS OF THIRD PREFERENCE SHARES

A letter from the Chairman of The Morgan Crucible Company plc is set out on pages 2 to 4.

Notices of the Annual General Meeting and Separate Class Meeting of the holders of 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each are set out on pages 5 and 7 respectively of this document.

To be valid, forms of proxy for use at each of the meetings should be completed in accordance with the instructions printed thereon and returned to the Company's Registrars as soon as possible, but in any event so as to be received no later than 48 hours before the time appointed for the relevant meeting.

THE MORGAN CRUCIBLE COMPANY PLC

(Registered in England No. 286773)

Registered Office:

Morgan House
Madeira Walk
Windsor
Berkshire
SL4 1EP

22nd May 2002

To holders of Ordinary shares and 7.5p (net) Cumulative Convertible Redeemable Third Preference shares ('Third Preference shares') and for information only to holders of 5.5 per cent Cumulative First Preference shares and 5 per cent Cumulative Second Preference shares.

Dear Shareholder

ANNUAL GENERAL MEETING AND SEPARATE CLASS MEETING OF THIRD PREFERENCE SHAREHOLDERS

The Annual General Meeting of the Company will be held on Friday 14th June 2002 at the Hotel Intercontinental, Hyde Park Corner, London, W1 at 12.30pm to transact the ordinary and special business of the meeting. Notice of the Annual General Meeting can be found on page 5. The ordinary business to be proposed includes the reappointment of certain Directors of the Company. Full details of each of the Directors (except Mr N. R. Young) to be reappointed can be found on pages 18 and 19 in the report and accounts sent to shareholders in April. Information concerning Mr Young is set out below, together with brief details of Mr Norris and Mr Kylberg. The special business to be proposed is the reappointment of the Auditors, the renewal of the Directors' authority to allot shares, the disapplication of pre-emption rights in certain circumstances and the approval to buy back the Company's Ordinary shares in the market. The resolutions dealing with both the ordinary and special business are set out in the Notice of the Annual General Meeting.

Immediately after the conclusion of the Annual General Meeting a Separate Class Meeting of the holders of the Third Preference shares will be held to consider the share buy back proposal. Notice of this Separate Class Meeting can be found on page 7.

Ordinary shareholders may vote at the Annual General Meeting. Holders of Third Preference shares may vote at the Separate Class Meeting.

A form of proxy in respect of your holding, for each of the meetings at which you are entitled to vote, is enclosed with this letter. You are requested to complete all forms of proxy and return them to the Company's Registrars, **Capita IRG Plc, Proxies Department, P.O. Box 25, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4BR, so as to arrive no later than 12.30pm and 12.40pm respectively on 12th June 2002 in relation to the Annual General Meeting and the Separate Class Meeting.** Completion and return of a form of proxy will not preclude a shareholder from attending and voting at the respective meeting.

Annual General Meeting

These explanatory notes are intended to explain the re-election of directors and the special business to be transacted at the Annual General Meeting.

Ordinary Resolutions 2, 3 and 4

Re-election of Directors

At the Annual General Meeting of the Company in 2001 the Articles of Association were amended so as to ensure directors retire every three years (previously not more than one third of the Board retired each year which, depending on the number of directors, could have resulted in a director serving for more than 3 years before being proposed for re-election). At the forthcoming Annual General Meeting Mr Norris and Mr Kylberg will have been in office for three years (having last been re-elected in 1999) and therefore offer themselves for re-election. Mr Norris was appointed as Group Chief Executive in January 1998. He joined Morgan in 1969 and was appointed a Director in January 1991. Mr Kylberg was appointed a non-executive Director in September 1996 and was previously President and CEO of Saab Scania. He is currently Chairman of the Swedish Institute of Standards and Chairman of Haldex AB. Mr Young was appointed as Finance

Director on 8th April 2002. He is Fellow of the Institute of Chartered Accountants and has had previous experience as Finance Director of United Scientific Holdings PLC, First Technology Group PLC and Babcock International Group PLC. As Mr Young was appointed by the Board in the period since the last Annual General Meeting, then pursuant to Article 102 of the Company's Articles of Association his appointment will lapse unless re-elected at the forthcoming Annual General Meeting. Accordingly Mr Young offers himself for re-election.

Ordinary Resolution 5

Reappointment of Auditors

During 2001, the Board agreed as part of their normal business to carry out a market review of the major audit firms. Following this review, the Board decided to appoint KPMG Audit Plc as the Company's Auditors. Consequently Ernst & Young LLP (previously Ernst & Young) resigned as Auditors of the Company and confirmed that there were no circumstances connected with their resignation which they considered should be brought to the attention of members or creditors of the Company. The appointment of KPMG Audit Plc as Auditors will lapse at the end of the forthcoming Annual General Meeting and accordingly an Ordinary resolution will be proposed for their reappointment.

Ordinary Resolution 6

Authority to allot shares

The Company currently has an authority to allot equity securities which is due to lapse at the forthcoming Annual General Meeting. The Board is seeking to renew that authority over 83,320,612 Ordinary shares having an aggregate nominal amount of £20,830,153, representing 35.91 per cent of the issued Ordinary share capital of the Company as at 24th April 2002. If shares already reserved for issue, following conversion or otherwise, are omitted from the calculation, then the authority would represent 29.51 per cent of the Company's issued Ordinary share capital as at that date. The authority will lapse fifteen months from the passing of the resolution or at the next Annual General Meeting, whichever shall first occur. The Directors will issue new Ordinary shares on the exercise of options and the issue of shares pursuant to the Company's various employee share schemes, if necessary on the conversion of the Third Preference shares and, as necessary, as consideration for the acquisition of companies or businesses.

Special Resolution 7

Disapplication of pre-emption rights

This resolution gives authority to the Board to allot Ordinary shares for cash other than to existing shareholders in proportion to their existing holdings for a period not exceeding fifteen months from the date of the passing of the resolution or until the next Annual General Meeting, whichever shall first occur. The authority would be limited to 11,599,412 new Ordinary shares having an aggregate nominal amount of £2,899,853, representing five per cent of the Company's issued Ordinary share capital as at 24th April 2002.

Special Resolution 8

Purchase of Ordinary shares in the market

The Directors are seeking to renew shareholder approval to purchase some of the Company's Ordinary shares in the market. This approval was also secured at the Annual General Meeting held last year. No purchase would be made unless the Directors were of the opinion that it would result in an increase in earnings per share, the authority would be used with discretion and purchases would be made only from funds not required for other purposes and in the light of prevailing market conditions. The Directors would also take into account the Company's cash resources, the effect of gearing and other possible investment opportunities before deciding whether to exercise this authority.

The proposed authority will be limited by the terms of the Special Resolution to the purchase of up to 34,798,236 Ordinary shares, which represents 14.99 per cent of the issued Ordinary share capital as at 7th May 2002. The minimum price payable per share would be its nominal amount (this being 25p) and the maximum price (exclusive of expenses) would be five per cent above the average of the middle market quotation of the Ordinary shares, derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding any purchase.

Any such purchases would be made on the market and would be paid for out of distributable profits. Shares purchased would be cancelled. The authorised Ordinary share capital figure would remain unaffected.

The conversion rate applicable to the Third Preference shares will not change by reason of any purchase of Ordinary shares.

As at 7th May 2002 there are outstanding 4,608,772 options to subscribe for Ordinary shares which represents 1.98 per cent of the issued share capital as at that date. In the event that the Directors do exercise this authority in full, the outstanding options to subscribe for Ordinary shares would represent 2.33 per cent of the issued share capital as at that same date.

Details of any shares purchased pursuant to the proposed authority will be notified to a Regulatory Information Service as soon as possible and in any event by 7.30am on the business day following the

purchase and the Registrar of Companies will be so notified within 28 days. Details will also be included in the Company's Annual Report in respect of the financial period in which any purchases take place.

The authority set out in the Special Resolution would expire fifteen months from the date of the passing of the Resolution or at the next Annual General Meeting, whichever shall first occur.

The Special Resolution being proposed is subject to the passing of the appropriate resolution of the Class Meeting of Third Preference shareholders as described below.

Class Meeting of Third Preference Shareholders

At the conclusion of the Annual General Meeting and provided the Special Resolution relating to the share buy back proposed at the Annual General Meeting is approved, a Separate Class Meeting of the Third Preference shareholders will be held to consider the share buy back proposal and in this respect an Extraordinary Resolution will be proposed as indicated in the attached Notice of the Separate Class Meeting.

Action to be taken

A form of proxy in respect of your holding for the relevant meetings is enclosed with this letter. You are requested (whether or not you intend to attend the relevant meeting) to complete all forms of proxy enclosed with this letter in accordance with the instructions thereon and return them to the Company's Registrars, **Capita IRG Plc, Proxies Department, P.O. Box 25, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4BR, so as to arrive no later than 48 hours before the relevant meeting.** Completion and return of a proxy card will not preclude a shareholder from attending and voting at the relevant meeting.

Recommendation

Your Directors consider the above proposals to be in the best interests of the Company and its shareholders as a whole and accordingly recommend you to vote in favour of the resolutions to be proposed at the Annual General Meeting and the Separate Class Meeting as they intend to do so in respect of their own beneficial shareholdings.

Yours sincerely,

Bruce Farmer

Dr E.B. Farmer CBE
Chairman

THE MORGAN CRUCIBLE COMPANY PLC

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the sixty-eighth Annual General Meeting of the Company will be held at the Hotel Intercontinental, One Hamilton Place, Hyde Park Corner, London W1 on Friday 14th June 2002 at 12.30pm for the following purposes:

1. To receive the Report of the Directors and the Accounts for the year ended 4th January 2002.
2. To re-elect Mr I. P. Norris as a Director
3. To re-elect Mr L. Kylberg as a Director
4. To re-elect Mr N. R. Young as a Director

Special Business

To consider and, if thought fit, pass the following resolutions:

Ordinary Resolutions

5. 'THAT KPMG Audit Plc be reappointed as Auditors of the Company until the conclusion of the next general meeting at which accounts are laid before the members and that the Directors be authorised to determine their remuneration'.
6. 'THAT the authority conferred on the Directors by Article 9(3) of the Company's Articles of Association be renewed for the period expiring 15 months after the date of passing this resolution and for that period the "section 80 amount" is £20,830,153.'

Special Resolutions

7. 'THAT the power conferred on the Directors by Article 9(4) of the Company's Articles of Association be renewed for the period expiring 15 months after the date of passing this resolution and for that period the "section 89 amount" is £2,899,853.'
8. 'THAT, subject to the approval of the holders of the 7.5p (net) Cumulative Convertible Redeemable Third Preference shares in the Company, the Directors of the Company be and they are hereby generally and unconditionally authorised for the purpose of Section 166 of the Companies Act 1985 (the 'Act') to make one or more market purchases (within the meaning of Section 163(3) of the Act) of Ordinary shares of 25p each in the issued share capital of the Company ('Ordinary shares') provided that:
   (a) the maximum aggregate number of Ordinary shares authorised to be purchased is 34,798,236 (representing 14.99 per cent of the issued Ordinary share capital of the Company);
   (b) the minimum price which may be paid for an Ordinary share (exclusive of expenses) is 25p;
   (c) the maximum price which may be paid for an Ordinary share (exclusive of expenses) is an amount equal to 105 per cent of the average of the middle market quotations for an Ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made;
   (d) this authority shall expire 15 months from the date of the passing of this Resolution or at the conclusion of the next Annual General Meeting whichever shall first occur; and
   (e) the Company may make a contract to purchase Ordinary shares under this authority which will or may be executed wholly or partly after the expiry of the authority and may make a purchase of Ordinary shares in pursuance of such a contract.'

Registered Office:
Morgan House
Madeira Walk
Windsor
Berkshire
SL4 1EP

By Order of the Board
D. J. Coker
Secretary

22nd May 2002

Notes:

1. A member of the Company entitled to attend and vote at the Meeting may appoint in writing a proxy or proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

2. Members (and any proxies or representatives they appoint) agree, by attending the Meeting, that they are expressly requesting and that they are willing to receive any communications (including communications relating to the Company's securities) made at the Meeting.

3. A pre-paid form of proxy is enclosed with this document. The form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, should be sent to the Company's Registrars, Capita IRG Plc, Proxies Department, P.O. Box 25, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4BR, so as to arrive at least 48 hours before the time of the Meeting.

4. Members who have returned forms of proxy are not thereby precluded from attending the Meeting and voting in person if they so wish.

5. Pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, the Company specifies that only those holders of Ordinary shares registered in the relevant register of securities of the Company as at 6.00pm on 12th June 2002 (or, in the event that the Meeting is adjourned, in the register of relevant securities as at 6.00pm on the day which is two days before the day of the adjourned Meeting) shall be entitled to attend and vote at the Meeting in respect of the number of Ordinary shares registered in their names at that time. Changes to entries on the relevant register of securities after 6.00pm on 12th June 2002 (or, in the event that the Meeting is adjourned, in the relevant register of securities after 6.00pm on the day which is two days before the day of the adjourned Meeting) shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

6. Membership of any Morgan share scheme or share option scheme does not give any entitlement to attend or vote at the Meeting.

7. This Notice is sent for information only to holders of any class of Preference shares of the Company, such holders not being entitled to attend or vote at the Meeting.

THE MORGAN CRUCIBLE COMPANY PLC

NOTICE OF A SEPARATE CLASS MEETING OF THE HOLDERS OF 7.5P (NET) CUMULATIVE CONVERTIBLE REDEEMABLE THIRD PREFERENCE SHARES OF £1 EACH

NOTICE IS HEREBY GIVEN that a Separate Class Meeting of the holders of 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each in the Company will be held at the Hotel Intercontinental, One Hamilton Place, Hyde Park Corner, London W1 on 14th June 2002 at 12.40pm (or as soon thereafter as the Annual General Meeting of the Company convened for the same date and place is concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an Extraordinary Resolution:

EXTRAORDINARY RESOLUTION

'THAT this meeting of the holders of the 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each ('Third Preference shares') sanctions the purchase and cancellation by the Company of Ordinary shares of 25p each in the capital of the Company and each and every contract entered into to purchase such shares, pursuant to the authority contained in Special Resolution No. 8 set out in the Notice of Annual General Meeting of the Company dated 22nd May 2002 up to a maximum amount of 34,798,236 Ordinary shares.'

Registered Office:
Morgan House
Madeira Walk
Windsor
Berkshire
SL4 1EP

By Order of the Board
D. J. Coker
Secretary

22nd May 2002

Notes:

1. A member of the Company entitled to attend and vote at the Meeting may appoint in writing a proxy or proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

2. Members (and any proxies or representatives they appoint) agree, by attending the Meeting, that they are expressly requesting and that they are willing to receive any communications (including communications relating to the Company's securities) made at the Meeting.

3. A pre-paid form of proxy is enclosed with this document. The form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, should be sent to the Company's Registrars, Capita IRG Plc, Proxies Department, P.O. Box 25, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4BR, so as to arrive at least 48 hours before the time of the Meeting.

4. Members who have returned forms of proxy are not thereby precluded from attending the Meeting and voting in person if they so wish.

5. Pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, the Company specifies that only those holders of Third Preference shares registered in the relevant register of securities of the Company as at 6.00pm on 12th June 2002 (or, in the event that the Meeting is adjourned, in the register of relevant securities as at 6.00pm on the day which is two days before the day of the adjourned Meeting) shall be entitled to attend and vote at the Meeting in respect of the number of Third Preference shares registered in their names at that time. Changes to entries in the relevant register of securities after 6.00pm on 12th June 2002 (or, in the event that the Meeting is adjourned, in the relevant register of securities after 6.00pm on the day which is two days before the day of the adjourned Meeting) shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

6. This Notice is sent for information only to holders of Ordinary shares and 5.5 per cent Cumulative First Preference shares and 5 per cent Cumulative Second Preference shares, such holders not being entitled to attend or vote at the Meeting.

Printed by **St Ives Burrups** B670340/8013